UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): October 25, 2011
Commission File Number: 001-34104
NAVIOS MARITIME ACQUISITION CORPORATION
85 Akti Miaouli Street
Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F          ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:     ☐ Yes          No     ☑

Information Contained in this Report on Form 6-K
     Attached hereto is a copy of the Notice of 2011 Annual Meeting of Stockholders and Proxy Statement of Navios Maritime Acquisition Corporation dated October 25, 2011 for the 2011 Annual Meeting of Stockholders to be held on November 23, 2011.

October 25, 2011

Dear Stockholder,

We cordially invite you to attend our 2011 annual meeting of stockholders to be held at 11:00 a.m. on Wednesday, November 23, 2011, at the offices of Navios Tankers Management Inc., Akti Miaouli 85, 6th Floor, Piraeus, Greece. The attached notice of annual meeting and proxy statement describe the business we will conduct at the meeting and provide information about Navios Maritime Acquisition Corporation that you should consider when you vote.

When you have finished reading the proxy statement, please promptly vote your interests by marking, signing, dating and returning the proxy card in the enclosed envelope. We encourage you to vote by proxy so that your interests will be represented and voted at the meeting, whether or not you can attend.

Sincerely,

Angeliki Frangou
Chairman and Chief Executive Officer

NAVIOS MARITIME ACQUISITION CORPORATION
NOTICE OF 2011 ANNUAL MEETING OF STOCKHOLDERS

October 25, 2011

TIME: 11:00 a.m.

DATE: November 23, 2011

PLACE: Offices of Navios Tankers Management Inc., Akti Miaouli 85, 6th Floor, Piraeus, Greece

PURPOSES:

1.	To elect two Class C directors, whose terms will expire in 2014.

2.	To ratify the appointment of PricewaterhouseCoopers as the company’s independent public accountants for the fiscal year ending December 31, 2011.

3.	To consider any other business that is properly presented at the meeting.

WHO MAY VOTE:

You may vote if you were the record owner of Navios Maritime Acquisition Corporation stock at the close of business on October 24, 2011. A list of stockholders of record will be available at the meeting and, during the 10 days prior to the meeting, at the office of the Secretary at the above address.

BY ORDER OF THE BOARD OF DIRECTORS

Vasiliki Papaefthymiou
Secretary

NAVIOS MARITIME ACQUISITION CORPORATION
85 Akti Miaouli Street
Piraeus, Greece 185 38
(011) 30 210-459-5000

PROXY STATEMENT FOR
NAVIOS MARITIME ACQUISITION CORPORATION

2011 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON NOVEMBER 23, 2011

GENERAL INFORMATION ABOUT THE ANNUAL MEETING

Why Did You Send Me this Proxy Statement?

We sent you this proxy statement and the enclosed proxy card because Navios Maritime Acquisition Corporation’s Board of Directors is soliciting your proxy to vote at the 2011 annual meeting of stockholders and any adjournments of the meeting to be held at 11:00 a.m. on Wednesday, November 23, 2011, at the offices of Navios Tankers Management Inc., Akti Miaouli 85, 6th Floor, Piraeus, Greece. This proxy statement along with the accompanying Notice of Annual Meeting of Stockholders summarizes the purposes of the meeting and the information you need to know to vote at the annual meeting.

On October 25, 2011, we began sending this proxy statement, the attached notice of annual meeting and the enclosed proxy card to all stockholders entitled to vote at the meeting, which include the holders of our common stock, including by virtue of the ownership of our units. You can find a copy of our 2010 Annual Report on Form 20-F on the Internet through our website at www.navios-acquisition.com or the Securities and Exchange Commission’s electronic data system called EDGAR at www.sec.gov.

Who Can Vote?

Only stockholders who owned Navios Maritime Acquisition Corporation common stock at the close of business on October 24, 2011 are entitled to vote at the annual meeting. On this record date, there were 40,734,572 shares of Navios Maritime Acquisition Corporation common stock outstanding and entitled to vote (which amount includes 17,915 shares of Navios Maritime Acquisition Corporation common stock underlying the outstanding units). Navios Maritime Acquisition Corporation common stock is our only class of voting stock and the holders of our units are also entitled to vote since the units include a share of our common stock. The shares of common stock and units are listed on the New York Stock Exchange under the symbol “NNA” and “NNA.U,” respectively.

You do not need to attend the annual meeting to vote your shares. Shares represented by valid proxies, received in time for the meeting and not revoked prior to the meeting, will be voted at the meeting. A stockholder may revoke a proxy before the proxy is voted by delivering to our Secretary a signed statement of revocation or a duly executed proxy card bearing a later date. Any stockholder who has executed a proxy card but attends the meeting in person may revoke the proxy and vote at the meeting.

How Many Votes Do I Have?

Each share of Navios Maritime Acquisition Corporation common stock or unit that you own entitles you to one vote.

How Do I Vote?

Whether you plan to attend the annual meeting or not, we urge you to vote by proxy. Voting by proxy will not affect your right to attend the annual meeting. If your shares are registered directly in your name through our stock transfer agent, Continental Stock Transfer & Trust Company, or you have stock certificates, you may vote:

•	By mail. Complete and mail the enclosed proxy card in the enclosed postage prepaid envelope. Your proxy will be voted in accordance with your instructions. If you sign the proxy card but do not specify how you want your shares voted, they will be voted as recommended by our Board of Directors.

•	In person at the meeting. If you attend the meeting, you may deliver your completed proxy card in person or you may vote by completing a ballot, which will be available at the meeting.

If your shares are held in “street name” (held in the name of a bank, broker or other nominee), you must provide the bank, broker or other nominee with instructions on how to vote your shares and can do so as follows:

•	By mail. You will receive instructions from your broker or other nominee explaining how to vote your shares.

•	In person at the meeting. Contact the broker or other nominee who holds your shares to obtain a broker’s proxy card and bring it with you to the meeting. You will not be able to vote at the meeting unless you have a proxy card from your broker.

How Does the Board of Directors Recommend That I Vote on the Proposals?

The Board of Directors recommends that you vote as follows:

•	“FOR” the election of the nominees for the Class C directors; and

•	“FOR” ratification of the selection of independent auditors for our fiscal year ending December 31, 2011.

If any other matter is presented, the proxy card provides that your shares will be voted by the proxy holder listed on the proxy card in accordance with his or her best judgment. At the time this proxy statement was printed, we knew of no matters that needed to be acted on at the annual meeting, other than those discussed in this proxy statement.

May I Revoke My Proxy?

If you give us your proxy, you may revoke it at any time before the meeting. You may revoke your proxy in any one of the following ways:

•	signing a new proxy card and submitting it as instructed above;

•	notifying Navios Maritime Acquisition Corporation’s Secretary in writing before the annual meeting that you have revoked your proxy; or

•	attending the meeting in person and voting in person. Attending the meeting in person will not in and of itself revoke a previously submitted proxy unless you specifically request it.

What Vote is Required to Approve Each Proposal and How are Votes Counted?

Proposal 1: Elect Directors	The nominees for Class C director who receive the most votes (also known as a “plurality” of the votes) will be elected. Abstentions are not counted for purposes of electing directors. You may vote either FOR all of the nominees, WITHHOLD your vote from all of the nominees or WITHHOLD your vote from any one or more of the nominees. Votes that are withheld will not be included in the vote tally for the election of Class C directors. Brokerage firms do not have authority to vote customers’ unvoted shares held by the firms in street name for the election of directors. As a result, any shares not voted by a beneficial owner will be treated as a broker non-vote. Such broker non-votes will have no effect on the results of this vote.
Proposal 2: Ratify Selection of Auditors	The affirmative vote of a majority of the votes present or represented by proxy and entitled to vote at the annual meeting is required to ratify the selection of independent auditors. Abstentions will be treated as votes against this proposal. Brokerage firms have authority to vote customers’ unvoted shares held by the firms in street name on this proposal. If a broker does not exercise this authority, such broker non-votes will have no effect on the results of this vote. We are not required to obtain the approval of our stockholders to select our independent accountants. However, if our stockholders do not ratify the selection of PricewaterhouseCoopers as our independent accountants for 2011, our Audit Committee of our Board of Directors will reconsider its selection.

What Constitutes a Quorum for the Meeting?

The presence, in person or by proxy, of the holders of no less than a majority of the outstanding shares of our common stock, including those shares of common stock that are part of our units, is necessary to constitute a quorum at the meeting. Votes of stockholders of record who are present at the meeting in person or by proxy, abstentions, and broker non-votes are counted for purposes of determining whether a quorum exists.

ELECTION OF DIRECTORS

(Notice Item 1)

Our Board of Directors consists of seven directors, who are divided into three classes. As provided in our Articles of Incorporation, each director is elected to serve for a three-year term and until such director’s successor is duly elected and qualified, except in the event of such director’s death, resignation, removal or earlier termination of such director’s term of office. The terms of the two Class C directors expire at the annual meeting. Accordingly, the Board of Directors has nominated Angeliki Frangou and Anna Kalathakis, each of whom is a Class C director, for election as directors whose terms would expire at our 2014 Annual Meeting of Stockholders.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following two nominees. It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board of Directors may recommend.

Nominees for Election as Class C Directors to the Board of Directors

Information concerning the nominees for the Class C directors is set forth below:

Name	Age	Position

Angeliki Frangou	46	Class C Director
Anna Kalathakis	41	Class C Director

Angeliki Frangou has been our Chairman and Chief Executive Officer since inception. Ms. Frangou is also the Chairman and Chief Executive Officer of Navios Maritime Holdings Inc., our major stockholder, and, since August 2007, Navios Partners, an affiliated limited partnership trading on the New York Stock Exchange. Previously, Ms. Frangou was Chairman, Chief Executive Officer and President of International Shipping Enterprises Inc., which acquired Navios Maritime Holdings Inc. During the period 1990 through August 2005, Ms. Frangou was the Chief Executive Officer of Maritime Enterprises Management S.A., and its predecessor company, which specialized in the management of dry cargo vessels. Ms. Frangou is the Chairman of IRF European Finance Investments Ltd., listed on the SFM of the London Stock Exchange. During the period April 2004 to July 2005, Ms. Frangou served on the board of directors of Emporiki Bank of Greece (then, the second largest retail bank in Greece). From June 2006 until September 2008, Ms. Frangou also served as Chairman of Proton Bank, based in Athens, Greece. Ms. Frangou is Member of the Board of The United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited and Vice Chairman of China Classification Society Mediterranean Committee, and member of the Hellenic and Black Sea Committee of Bureau Veritas and member of the Greek Committee of Nippon Kaiji Kyokai. Ms. Frangou received a bachelor’s degree in mechanical engineering from Fairleigh Dickinson University (summa cum laude) and a master’s degree in mechanical engineering from Columbia University.

Anna Kalathakis has been a member of our Board of Directors and Senior Vice President — Legal Risk Management since May 2010. Ms. Kalathakis has been Senior Vice President — Legal Risk Management of Navios Maritime Holdings Inc. since December 2005. Before joining Navios Holdings, Ms. Kalathakis was the General Manager of the Greek office of A Bilbrough & Co. Ltd. (Managers of the London Steam-Ship Owners’ Mutual Insurance Association Limited, the “London P&I Club”) and an Associate Director of the London P&I Club where she gained experience in the handling of liability and contractual disputes in both the dry and tanker shipping sectors (including collisions, oil pollution incidents, groundings etc). She previously worked for a U.S. maritime law firm in New Orleans, having qualified as a lawyer in Louisiana in 1995, and also served in a similar capacity for a London maritime law firm. She qualified as a solicitor in England and Wales in 1999 and was admitted to the Piraeus Bar, Greece, in 2003. She studied International Relations at Georgetown University and holds a Masters of Business Administration degree from European University in Brussels and a Juris Doctor degree from Tulane Law School.

THE BOARD OF DIRECTORS RECOMMENDS THE ELECTION OF ANGELIKI FRANGOU AND ANNA KALATHAKIS AS CLASS C DIRECTORS, AND PROXIES SOLICITED BY THE BOARD WILL BE VOTED IN FAVOR THEREOF UNLESS A STOCKHOLDER HAS INDICATED OTHERWISE ON THE PROXY.

INDEPENDENT PUBLIC ACCOUNTANTS

(Notice Item 2)

The Board of Directors is submitting for approval the appointment of PricewaterhouseCoopers, independent public accountants, as our independent auditors for the fiscal year ending December 31, 2011. The Board proposes that the stockholders ratify this appointment. PricewaterhouseCoopers audited our financial statements for the fiscal year ended December 31, 2010.

PricewaterhouseCoopers has advised us that it does not have any direct or indirect financial interest in the company, nor has it had any such interest in connection with us during the past three years other than in its capacity as our independent auditors.

All services rendered by the independent auditors are subject to review by the Audit Committee of our Board of Directors.

In the event the stockholders do not ratify the appointment of PricewaterhouseCoopers as our independent public accountants, the Audit Committee will reconsider its appointment.

The affirmative vote of a majority of the shares present or represented and entitled to vote at the annual meeting is required to ratify the appointment of the independent public accountants.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE TO RATIFY THE APPOINTMENT OF PRICEWATERHOUSECOOPERS AS INDEPENDENT PUBLIC ACCOUNTANTS, AND PROXIES SOLICITED BY THE BOARD WILL BE VOTED IN FAVOR OF SUCH RATIFICATION UNLESS A STOCKHOLDER INDICATES OTHERWISE ON THE PROXY.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by us. Solicitation on behalf of the Board of Directors will be made primarily by mail, but stockholders may be solicited by telephone, e-mail, other electronic means, or personal contact. Copies of materials for the annual meeting will be supplied to brokers, dealers, banks and voting trustees, or their nominees, for the purpose of soliciting proxies from beneficial owners.

OTHER MATTERS

The Board of Directors knows of no other business which will be presented to the annual meeting. If any other business is properly brought before the annual meeting, proxies in the enclosed form will be voted in accordance with the judgment of the persons voting the proxies.

BY ORDER OF THE BOARD OF DIRECTORS

Vasiliki Papaefthymiou
Secretary

October 25, 2011

NAVIOS MARITIME ACQUISITION CORPORATION
PROXY FOR ANNUAL MEETING OF STOCKHOLDERS NOVEMBER 23, 2011
NAVIOS MARITIME ACQUISITION CORPORATION BOARD OF DIRECTORS
SOLICITS THIS PROXY
     The undersigned, revoking any previous proxies relating to these shares, hereby acknowledges receipt of the Notice and Proxy Statement dated October 25, 2011 in connection with the Annual Meeting of Stockholders to be held at 11:00 a.m. on Wednesday, November 23, 2011 at the offices of Navios Tankers Management Inc., Akti Miaouli 85, 6th Floor, Piraeus, Greece and hereby appoints Angeliki Frangou and Vasiliki Papaefthymiou, and each of them (with full power to act alone), the attorneys and proxies of the undersigned, with power of substitution to each, to vote all shares of the Common Stock of Navios Maritime Acquisition Corporation registered in the name provided in this Proxy which the undersigned is entitled to vote at the 2011 Annual Meeting of Stockholders, and at any adjournments of the meeting, with all the powers the undersigned would have if personally present at the meeting. Without limiting the general authorization given by this Proxy, the proxies are, and each of them is, instructed to vote or act as follows on the proposals set forth in the Proxy.
     This Proxy when executed will be voted in the manner directed herein. If no direction is made this Proxy will be voted FOR the election of Directors and FOR Proposal 2.
     In their discretion the proxies are authorized to vote upon such other matters as may properly come before the meeting or any adjournments of the meeting.
     If you wish to vote in accordance with the Board of Directors’ recommendations, just sign on the reverse side. You need not mark any boxes.
1.	Election of Class C Directors (or if any nominee is not available for election, such substitute as the Board of Directors may designate):
     Proposal to elect Angeliki Frangou and Anna Kalathakis as Class C Directors of the Company, whose terms will expire in 2014.

	FOR	WITHHOLD VOTE		FOR	WITHHOLD VOTE
Angeliki Frangou	☐	☐	Anna Kalathakis	☐	☐
2.	Appointment of PricewaterhouseCoopers:
Proposal to ratify the appointment of PricewaterhouseCoopers as the Company’s independent public accountants for the fiscal year ending December 31, 2011.

FOR	AGAINST	ABSTAIN
☐	☐	☐
☑	Please mark votes as in this example.
The Board of Directors recommends a vote FOR Proposals 1 and 2.
In their discretion the proxies are authorized to vote upon such other matters as may properly come before the meeting or any adjournments of the meeting. If you wish to vote in accordance with the Board of Directors’ recommendations, just sign this Proxy. You need not mark any boxes. Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Signature:	Date

Signature:	Date

PLEASE CAST YOUR VOTE AS SOON AS POSSIBLE

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION

Date: October 26, 2011	By:	/s/ Angeliki Frangou Angeliki Frangou
Chairman and Chief Executive Officer